

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2015

Robin Gantt
Chief Financial Officer
Northwest Pipe Company
5721 SE Columbia Way
Vancouver, Washington 98661

>   **Re: Northwest Pipe Company**
>   **Form 10-K**
>   **Filed March 16, 2015**
>   **Definitive Proxy on Schedule 14A**
>   **Filed April 30, 2015**
>   **File No. 0-27140**

Dear Ms. Gantt:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief